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Exhibit 12.1

Computation of Ratio of Earning to fixed charges and Earnings to fixed charges and preferred stock dividends

	Three Months Ended March 31,
	2004	2003	2002	2001	2000	1999
Earnings:
Net income before equity in (loss) earnings from joint ventures and unconsolidated subsidiaries, minority interest and other items	$(41,134)	$289,607	$205,879	$211,477	$202,077	$37,839
Add: Interest expense	52,566	194,999	185,375	169,974	173,549	91,112
Add: Implied interest component on the Company's rent obligations	240	824	678	572	568	68
Add Distributions from operations of joint ventures	74	2,839	5,802	4,802	4,511	470
Add: Costs incurred in acquiring former external adviser	—	—	—	—	—	—

Total earnings	$11,746	$488,269	$397,734	$386,825	$380,705	$129,489
Fixed charges:
Interest expense	$52,566	$194,999	$185,375	$169,974	$173,549	$91,112
Implied interest component on the Company's rent obligations	240	824	678	572	568	68
Capitalized interest	—	—	70	1,010	513	377

Fixed charges	$52,806	$195,823	$186,123	$171,556	$174,630	$91,557
Preferred dividend requirements	19,600	36,908	36,908	36,908	36,908	23,843

Fixed charges and preferred stock dividends	$72,406	$232,731	$223,031	$208,464	$211,538	$115,400
Earnings to fixed charges	0.22x	2.49x	2.14x	2.25x	2.18x	1.41x
Earnings to fixed charges and preferred stock dividends	0.16x	2.10x	1.78x	1.86x	1.80x	1.12x

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  Exhibit 12.1
Computation of Ratio of Earning to fixed charges and Earnings to fixed charges and preferred stock dividends